SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  May 17th,  2012

FOR IMMEDIATE RELEASE

SILICOM SECURES MAJOR NEW DESIGN WIN
FROM EMERGING ‘BIG DATA’ STORAGE
INDUSTRY PLAYER

- Purchase Orders In Hand and Customer Guidance Indicate Potential for ˜$1M Per Year -

KFAR SAVA, Israel— May 17, 2012, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has secured a major Design Win for its 10Gbps multi-port network adapters from a new customer, one of the ‘big data’ storage industry’s strongest emerging players. Significant purchase orders received to date, together with guidance provided by the customer, lead the Company to project that sales related to this Design Win will total approximately $1 million per year.

“The storage industry is growing at a phenomenal rate in response to the mind-boggling growth of data traffic,” commented Shaike Orbach, Silicom’s President and CEO. “The popularity of always-connected applications like Facebook, Google and Twitter together with the proliferation of smart phones, dramatically increases the rate at which data is generated. That, together with the increasing adoption of Cloud and virtualization technologies in the Big Data era, have created a crying need for higher-capacity, higher-performance storage networking solutions. This has incentivized exciting innovation across the data storage industry – and an ever-stronger need for Silicom’s top-performance connectivity solutions.

“As we have seen so many times in the past, the ‘package’ that we offer, including state-of-the-art technology, expedited design capabilities, robust performance and uncompromising support, makes us an ideal partner for fast-moving innovators such as this new customer. We believe our record positions us to capitalize on the ‘big data’ wave, and that it will continue bringing us new customers in the storage and related fields.”

##

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com